MUNIYIELD NEW JERSEY INSURED FUND, INC.

FILE # 811-7138

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	MEMBER OF UNDERWRITING SYNDICATE FROM WHOM FUND PURCHASED
12/13/01	Puerto Rico Elec Pwr Auth 5.125% 7/1/26	$720,370,000	$2,625,000	Goldman Sachs
12/14/01	NJ Trans Trust Fund 6.0% 12/15/17	$1,881,450,00	$1,590,000	Paine Webber
12/14/01	NJ Trans Trust Fund 6.0% 12/15/19	$1,881,450,00	$1,100,000	Paine Webber
		$	$
		$	$